Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended September 30,
	Basic		Diluted (a)
	2017	2016	2017	2016
Weighted average number of common shares outstanding	56,799	57,004	56,799	57,004
Potential dilution from share-based awards	—	—	5,081	—
Total shares	56,799	57,004	61,880	57,004

Income (loss) from continuing operations	$13,940	$(532)	$13,940	$(532)
Income from discontinued operations, net of income taxes	—	37	—	37
Net income (loss)	13,940	(495)	13,940	(495)
Less: Net loss attributable to non-controlling interest	193	9	193	9
Net income (loss) attributable to Pinnacle Entertainment, Inc.	$14,133	$(486)	$14,133	$(486)

Per share data:
Income (loss) from continuing operations	$0.25	$(0.01)	$0.23	$(0.01)
Income from discontinued operations, net of income taxes	—	0.00	—	0.00
Net income (loss) per common share	$0.25	$(0.01)	$0.23	$(0.01)

	For the nine months ended September 30,
	Basic		Diluted (a)
	2017	2016	2017	2016
Weighted average number of common shares outstanding	56,478	59,722	56,478	59,722
Potential dilution from share-based awards	—	—	5,260	—
Total shares	56,478	59,722	61,738	59,722

Income (loss) from continuing operations	$39,574	$(448,841)	$39,574	$(448,841)
Income from discontinued operations, net of income taxes	—	433	—	433
Net income (loss)	39,574	(448,408)	39,574	(448,408)
Less: Net loss attributable to non-controlling interest	1,153	24	1,153	24
Net income (loss) attributable to Pinnacle Entertainment, Inc.	$40,727	$(448,384)	$40,727	$(448,384)

Per share data:
Income (loss) from continuing operations	$0.72	$(7.52)	$0.66	$(7.52)
Income from discontinued operations, net of income taxes	—	0.01	—	0.01
Net income (loss) per common share	$0.72	$(7.51)	$0.66	$(7.51)

(a)	When the impact of share-based awards is anti-dilutive, the weighted average number of common shares outstanding is used in the determination of basic and diluted earnings per share.